Exhibit 99.1

Granite Announces Voting Results From Its 2020 Annual General Meeting of Stapled Unitholders

TORONTO--(BUSINESS WIRE)--June 4, 2020--Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN / NYSE: GRP.U) and Granite REIT Inc. (“Granite GP”) announced today the results of the matters voted on at their joint annual general meetings of stapled unitholders held earlier today (the “Meetings”). Each of the individuals nominated for election as a trustee of Granite REIT and a director of Granite GP, as set out Granite’s Management Information Circular dated April 24, 2020, were elected as set out below.

A total of 42,173,861 stapled units (78.71% of outstanding stapled units) were represented in person or by proxy at the Meetings.

The detailed results of the votes held at the Meetings are as follows:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	41,825,429	99.98	8,995	0.02	41,825,748	99.98	8,676	0.02
Remco Daal	41,825,936	99.98	8,497	0.02	41,825.239	99.98	9,185	0.02
Kevan Gorrie	41,823,766	99.97	10,658	0.03	41,825,111	99.98	9,313	0.02
Fern Grodner	41,822,256	99.97	12,168	0.03	41,822,258	99.97	12,166	0.03
Kelly Marshall	41,826,820	99.98	7,604	0.02	41,827,370	99.98	7,054	0.02
Al Mawani	41,803,775	99.93	30,649	0.07	41,803,254	99.93	31,170	0.07
Gerald Miller	41,824,976	99.98	9,448	0.02	41,825,627	99.98	8,797	0.02
Sheila Murray	41,826,027	99.98	8,397	0.02	41,824,914	99.98	9,510	0.02
Jennifer Warren	41,728,539	99.75	105,885	0.25	41,729,288	99.75	105,136	0.25
	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	42,148,647	99.94	25,194	0.06
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	42,149,412	99.94	24,429	0.06
	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	39,930,267	95.45	1,904,157	4.55

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns over 90 investment properties representing approximately 40.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560

or

Andrea Sanelli
Manager, Legal & Investor Services
647-925-7504